

Nickolas Phillips · 3rd

Angel Investor | Chief Operating Officer |
Managing Partner | Technology Executive | CEO

Greater San Diego Area · 500+ connections ·

Contact info

Message   **More...**

Tech Coast Angels

University of Southern
California - Marshall...

About

I have more than 20 years of cross-functional executive leadership experience in high-growth technology driven organizations that span bootstrapped start-ups, venture backed corporations and public companies. Currently I am actively involved in early stage ... see more

Activity

682 followers

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 **Great opportunity to part of an exceptional team and lead the...**
Nickolas shared this
9 Reactions · 2 Comments

 **Another great opportunity to be part of Powur executive...**
Nickolas shared this
3 Reactions

 **Powur is experiencing hyper-growth! Be part of a winning...**
Nickolas shared this
11 Reactions · 1 Comment

Experience


Angel Investor
Tech Coast Angels
Nov 2017 – Present · 2 yrs 8 mos
Greater San Diego Area

Active angel investor with one of the largest angel networks in the US. Evaluating early stage technology and life science companies as well as mentoring and coaching applicants and entrepreneurs. Please contact me if you are a founder seeking funding or an accredited investor interested in early stage investing with TCA.


Chief Operating Officer
Powur, PBC
Mar 2019 – Present · 1 yr 4 mos
Greater San Diego Area

Key strategic executive leading all company-wide departmental initiatives. Currently scaling all corporate processes for hyper-growth to deliver the unique Powur value proposition on a national level.


Senior Director - Networking Solutions
Control4
Feb 2016 – Feb 2018 · 2 yrs 1 mo
Huntington Beach, CA

Lead the technology division for embedded software, quality assurance, product management and SaaS cloud management system integration. This includes development and integration of routers, switches, wireless access points and power distribution units with smart home automation ...see more


Managing Partner - Vice President Sales & Marketing
Pakedge Device & Software, Inc
Aug 2009 – Jan 2016 · 6 yrs 6 mos
Huntington Beach, Ca

Key strategic executive involved in launching Pakedge for acquisition by Control4. Helped lead Pakedge from a bootstrapped startup with a single product to a multi-million dollar company providing an extensive portfolio of networking products and cloud SaaS solutions. Directly responsi ...see more


Senior Research & Development Engineer
NuVasive
Jan 2009 – Jul 2009 · 7 mos
San Diego, Ca

Managed integration of cervical neck implant product line acquired from German manufacturer. Designed and managed new vertebral fracture reduction implant system through technical feasibility.


Orqis Medical
5 yrs 5 mos

Clinical Sales Specialist
Feb 2008 – Dec 2008 · 11 mos
Lake Forest, Ca

Managed Western Region sales and VIP accounts of an extracorporeal dual femoral catheter blood pumping system.

Senior Research & Development Engineer
Aug 2003 – Feb 2008 · 4 yrs 7 mos
Lake Forest, Ca

Managed cross-functional international team to produce class III active implantable blood pumping system components from concept to completion of human feasibility trial. Managed sustaining engineering activities of extracorporeal blood pumping system including European feasibi ...see more


Manufacturing Engineer Contractor
Alcon Laboratories, Inc.
Jan 2002 – Jul 2002 · 7 mos
Irvine, Ca

Design and built several automated elctromechanical assembly machines for manufacture of opthalmic surgical devices.


Undergraduate Research Assistant
Space Technologies Laboratory, University of Arizona
Jan 1998 – May 2001 · 3 yrs 5 mos
Tucson, Az

Conducted research on solid oxide electrolysis for NASA Mars Rover Space Flight Hardware.


Research Intern
NASA - National Aeronautics and Space Administration: Space Life Sciences Training Program (SLSTP)
Jun 1998 – Aug 1998 · 3 mos
NASA Kennedy Space Center, FL

Designed and built a chamber to simulate plant growth in a Martian environment for Advanced Life Support Group.

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Education


University of Southern California - Marshall School of Business
M.B.A., Finance, Entrepreneurship
2009 – 2012


University of California, San Diego
M.S., Mechanical/Bioengineering
2001 – 2003


University of Arizona
B.S., Mechanical Engineering
1997 – 2001

Volunteer Experience


Career Coach
Seacoast Community Church
Feb 2019 – Present • 1 yr 5 mos


Eagle Scount Mentor and Fundraiser
Boy Scouts of America
Jan 1998 – Present • 22 yrs 6 mos
Children

Volunteer activities with Camp Emerald Bay - Catalina Island:
http://emeraldbayalumni.org/


Volunteer Marathon Coach & Fundraiser
The Leukemia & Lymphoma Society
Jan 2008 – Jun 2017 • 9 yrs 6 mos
Health


Volunteer Fundraising Coordinator
The Michael J. Fox Foundation for Parkinson's Research
Jan 2009 – Jan 2013 • 4 yrs 1 mo
Health

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Skills & Endorsements

Entrepreneurship · 25

 Endorsed by **Steve W. Martin**, who is highly skilled at this

 Endorsed by **6 of Nickolas'** colleagues at Orqis Medical

Sales & Marketing Leadership · 1

Peter Bauman has given an endorsement for this skill

Engineering · 10

 Endorsed by 3 of Nickolas' colleagues at Orqis Medical

Industry Knowledge

Sales & Marketing · 1	**Business Development** · 20
Marketing Strategy · 20	**Sales Management** · 12
Marketing · 8	**Finance** · 5
Manufacturing · 4	**Competitive Analysis** · 4
Start-ups	**Strategic Planning**
Business Strategy	

Tools & Technologies

Software as a Service (SaaS)

Interpersonal Skills

Cross-functional Team Leaders... · 7	**Management** · 6
Leadership · 7	

Other Skills ⑦

New Business Development · 15

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Recommendations

Received (2)   Given (3)

 **Jason Gibson**
Sales Engineer for the Southwest
March 22, 2018, Jason reported directly to Nickolas

I worked for Nickolas for 5 years, we had some great strides in success in growing the company to over three times the revenue when I started. I started as a Territory manager and quickly became an Executive Regional manager due to his leadership and advice. I believe the success of not only the company but in the growth of myself over those years is directly correlated to Nickolas's leadership, management, and relationship skills. He is energetic and passionate about what he does, and his work ethics and habits are extraordinary. I have never met, or worked with anyone else who is as motivated and passionate about doing a great job and honestly cares about everyone he works with.
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 **Michael Scott**
SVP Product Development at BlueRock Therapeutics
December 23, 2008, Michael managed Nickolas directly

Nick is a highly competent engineer and project manager who consistently demonstrates initiative, effective time management and superior communication and interpersonal skills. He is outstanding at tackling complex projects (e.g. Class III implantable medical devices) and managing cross-functional contributors and third-party suppliers. Nick would be a terrific asset to any organization. **See less**

Accomplishments

3 **Patents**   ∧

Fracture Reduction Device and Methods
Issued Sep 29, 2015 • us 9,144,501

See patent

Enclosure for Electronics
Issued Feb 24, 2015 • us 8,963,023

See patent

Blood Conduit Connector

Blood Conduit Connector
Filed Sep 13, 2007 • us 20070213690

See patent

Interests

 **Pakedge, networking by C...**
2,881 followers

 **University of Southern Cal...**
71,516 followers

 **Team In Training Linked**
5,766 members

 **USC Marshall Alumni - Or...**
1,955 members

 **Private Equity, M&A, and ...**
335,656 members

 **Venture Capital: Funds, Gr...**
55,669 members

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